06017060

RECEIVED
2006 SEP 25 A 8:53
OFFICE OF INTERNATIONAL CORPORATE FINANCE

082-04518

centrica

fax

SUPPL

To:	Office of International Corporation Finance, SEC	From:	Secretariat
Fax:	001 202 772 9207	Phone:	01753 494008
Date:	21 September 2006	Pages (inc):	4
Re:	Stock Exchange Announcement	Cc:	

A recently released Stock Exchange Announcement follows.

Secretariat

PROCESSED
SEP 28 2006
THOMSON FINANCIAL

dlw 9/25

Secretariat 2nd Floor Millstream Maidenhead Road Windsor Berkshire SL4 5GD
Telephone: **01753 494008**/Facsimile: **01753 494019**

centrica

Centrica plc
Millstream
Maidenhead Road
Windsor
Berkshire SL4 5GD

Telephone 01753 494000
Facsimile 01753 494001
www.centrica.com

21 September 2006

Office of International Corporation Finance
Division of Corporation Finance
Securities and Exchange Commission
450 Fifth Street, N.W.
Washington D.C. 20549
USA

Dear Sir / Madam

Centrica plc
Purchase of ordinary shares of 6 $^{14}/_{81}$ pence in Centrica plc ("Shares" and the "Company", respectively) by Directors of the Company under its Share Incentive Plan ("SIP").

The enclosed document is to be furnished to the Securities and Exchange Commission (the "SEC") on behalf of Centrica plc (the "Company") pursuant to the exemption from the Securities Exchange Act 1934 (the "Act") afforded by Rule 12g 3-2 (b) thereunder.

This information is being furnished under paragraph (1) of Rule 12g 3-2 (b) with the understanding that such information and documents will not be deemed to be "filed" with the SEC or otherwise subject to the liabilities of Section 128 of the Act and that neither this letter nor the furnishing of such information and documents shall constitute an admission for any purpose that the Company is subject to the Act.

Yours faithfully

For and on behalf of
Centrica plc

Enc.

Centrica plc
Registered in England & Wales No 3033654
Registered Office
Millstream, Maidenhead Road
Windsor, Berkshire SL4 5GD

Purchase of ordinary shares of 6 14/81 pence in Centrica plc ("**Shares**" and the "**Company**", respectively) by Directors of the Company under its Share Incentive Plan ("**SIP**").

The SIP trustee, Hill Samuel ESOP Trustees Limited (the "**Trustee**"), notified the Company on 20 September 2006 that:

(1) The following Directors and other Persons Discharging Managerial Responsibility for the Company acquired Shares under the SIP on 19 September 2006 held through the Trustee:

Directors	Number of Shares Acquired*	Aggregate Shares held Beneficially (across all accounts following acquisition)
Phil Bentley	58	456,600
Mark Clare	58	107,122
Jake Ulrich	58	719,143
Persons Discharging Managerial Responsibility		
Grant Dawson	58	219,316
Anne Minto	58	115,733
Chris Weston	43	75,692

* The 'Number of Shares Acquired' includes 39 Partnership shares (except for Chris Weston which includes 29 Partnership shares) acquired at 318.00 pence per share and 19 Matching shares (except for Chris Weston which includes 14 Matching shares) acquired at 314.25 pence per share. Both Partnership and Matching elements are registered in the name of the Trustee.

(2) They had transferred 14,689 ordinary shares of 6 14/81 pence each from Lloyds TSB Registrars Corporate Nominee Limited AESOP1 (Allocated shares) to Lloyds TSB Registrars Corporate Nominee Limited AESOP2 (Unallocated shares). The transfer was made following the forfeiture of shares, under the rules of the SIP, by participants who have left the group since the last purchase and the shares had been used towards September's allocation of Matching shares. The Directors listed above, together with some 5437 other employees, are participants in the Plan and are potentially interested in the remaining 1,676 shares held by Lloyds TSB Registrars Corporate Nominee Limited AESOP2 left following the purchase.

The SIP operates as follows

- Each month the Trustee uses participants' contributions (which may not exceed £125 per participant per month) to purchase shares in the market. These shares are called '**Partnership Shares**'.
- At the same time the Company allots to participants via the Trustee one '**Matching Share**' for every two partnership shares purchased that month (up to a maximum of 20 matching shares per month).
- Participants may change their monthly savings rate whenever they wish. However, Directors and others bound by the Company's Securities Dealing Code (the "**Code**") may not make such a change during a close period or when otherwise prohibited from dealing by the Code.